AMERI METRO, INC.

3030 East Market Street

York, Pennsylvania 17402

September 10, 2013

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:

Ameri Metro, Inc.

Registration Statement on Form S-1

File No. 333-189286

To the Securities and Exchange Commission:

Ameri Metro, Inc.(the "Company") has filed with the Securities and Exchange Commission (the "Commissoin") its registration statement on Form S-1, file no. 333-189286  (the "Registration Statement").  In regard to the Registration Statement, the Company and its management acknowledge that:

Should the Commission or its staff, acting pursuant to its delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

AMERI METRO, INC.

By /s/ Shah Mathias

         Chief Executive Officer